Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 21, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
Adams Respiratory Therapeutics, Inc.
at
$60.00 Net Per Share
by
Twickenham Inc.
an Indirect Wholly Owned Subsidiary
of
Reckitt Benckiser Group plc
Twickenham Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Reckitt Benckiser Group plc, a United Kingdom corporation (“Reckitt Benckiser”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (“Adams”), at a price of $60.00 per Share, net to the seller in cash (the “Offer Price”), subject to the withholding of taxes under applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the Offer to Purchase and Letter of Transmittal are collectively referred to as the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 23, 2008, UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among Reckitt Benckiser, the Purchaser and Adams. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase and generally requires that the number of Shares which have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represent at least a majority of the Shares then issued and outstanding on a fully-diluted basis. The Offer is also subject to other conditions as set forth in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase. There is no financing condition to the Offer.
The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Adams (the “Merger”) with Adams continuing as the surviving corporation, indirectly wholly owned by Reckitt Benckiser. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Adams, Reckitt Benckiser or the

Purchaser, all of which will be cancelled and retired and shall cease to exist and Shares owned by Adams Stockholders who have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $60.00 or any greater per Share price paid in the Offer, net to the Seller in cash, subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
The Adams Board of Directors, among other things, (i) unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.
For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.
The term “Expiration Date” means 12:00 midnight, New York City time, on January 23, 2008 (which is the end of the day on January 23, 2008), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.
The Merger Agreement provides that the Purchaser shall have the right, in its sole discretion, but not the obligation, to (i) extend the Offer for one or more periods of not more than five (5) business days each, if, at the scheduled Expiration Date, any of the Tender Offer Conditions (as defined in Section 15— “Certain Conditions of the Offer” in the Offer to Purchase) have not been satisfied or waived; or (ii) commence a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)) for three (3) to twenty (20) business days to acquire outstanding Shares if all of the Tender Offer Conditions are satisfied or waived, but the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Reckitt Benckiser, is less than 90% of the outstanding Shares (the “Subsequent Offering Period”). The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or of the SEC staff applicable to the Offer.
Reckitt Benckiser and the Purchaser must extend the Expiration Date one or more times for up to ten (10) business days on any single occasion, as may be requested by Adams (provided that in no event shall Reckitt Benckiser and the Purchaser be required to extend the Expiration Date beyond May 10, 2008), if at any scheduled Expiration Date, (i) any of the Tender Offer Conditions set forth in clauses (ii), (iii)(a) or (iii)(f) of Section 15— “Certain Conditions of the Offer” in the Offer to Purchase (collectively, the “Regulatory Conditions”) shall not have been satisfied or waived and (ii) the failure to satisfy any such Regulatory Condition is not a result of Adams’ failure to comply with any of its covenants and agreements contained in the Merger Agreement.
In addition, if at any scheduled Expiration Date, the Tender Offer Conditions set forth in clauses (iii)(b), (iii)(c), (iii)(d) or (iii)(e) of Section 15— “Certain Conditions of the Offer” in the Offer to Purchase (collectively, the “Absence of Breach Conditions”) have not been satisfied or waived, then at the request of Adams, to the extent that Adams is entitled pursuant to the Merger Agreement to attempt to cure such breach of its representations and warranties or failure to perform any covenant or agreement contained in the Merger Agreement, and the cure of such breach or failure would result in the satisfaction of the Absence of Breach Conditions, Reckitt Benckiser and the Purchaser must extend the Expiration Date for 30 calendar days following the receipt by Adams of a written notice of a breach or failure to perform from Reckitt Benckiser or such shorter period as may be specified by Adams in its request (provided that Reckitt Benckiser and the Purchaser will not be required to extend the scheduled expiration date beyond May 10, 2008).
Reckitt Benckiser and the Purchaser must also extend the Expiration Date at the request of Adams up to two (2) times for ten (10) business days for each such period if, at any scheduled Expiration Date, (i) the Minimum Condition has not been satisfied, (ii) the failure to achieve the Minimum Condition is not a result of Adams having failed to comply with any covenants or agreements contained in the Merger Agreement and (iii) the Tender Offer Conditions (other than the Minimum Condition) have been satisfied or, if not then satisfied, either (A) are reasonably capable of being satisfied within five (5) calendar days or (B) are unsatisfied (or not reasonably capable of being satisfied) as a result of a material breach of the Merger Agreement by Reckitt Benckiser or the Purchaser.
The Merger Agreement further provides that Reckitt Benckiser and the Purchaser must extend the Expiration Date, at the request of Adams, in the event that Adams receive a Takeover Proposal (as defined in Section 11— “The Merger Agreement” in the Offer to Purchase) (or a revision to a previously received Takeover Proposal) that is still pending and not withdrawn as of the Expiration Date. If Adams so requests, Reckitt Benckiser and the Purchaser must extend the Expiration Date so that the Expiration Date does not occur until the later of the date that is ten (10) business days following the date of Adams’ initial receipt of such Takeover Proposal (or such revision to a previously received Takeover Proposal).
Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during the subsequent offering period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2008. If the initial offering period has expired and the Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to

Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.
The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Adams has provided the Purchaser with Adam’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Adams’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
The Information Agent for the Offer is:
199 Water Street, 26th Floor
New York, NY 10038
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 456-6112
The Dealer Manager for the Offer is:
Merrill Lynch & Co.
4 World Financial Center
250 Vesey Street
New York, NY 10080
Call Toll Free (877) 653-2948
December 21, 2007